Jill Timm

Chief Financial Officer
262.703.2203
Jill.Timm@kohls.com

January 29, 2024

Aamira Chaudhry and Theresa Brillant
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade and Services
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Kohl’s Corporation Form 10-K for Fiscal Year Ended January 28, 2023 Form 10-Q for Fiscal Quarter Ended October 28, 2023 File No. 001-11084

Dear Ms. Chaudhry and Ms. Brillant:

On behalf of Kohl’s Corporation (the “Company”), we are providing the following responses to the comments set forth in the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”) to Jill Timm, Chief Financial Officer of the Company, dated January 17, 2024. For your convenience, we have recited each comment from the Staff in bold type and have followed it with the Company’s response thereto.

Form 10-K for Fiscal Year Ended January 28, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

1.	We note that the change in net sales was driven by lower sales in both stores and digital, and that the impact of higher average ticket was offset by lower units per transaction. Please quantify the extent to which changes in net sales are attributable to changes in prices or to changes in the volume of goods being sold. Refer to Item 303(b)(2)(iii) of Regulation S-K.

Response

Our strategy is focused on delivering shareholder value through driving improved sales and profitability. Management of the Company is heavily focused on the lines of business driving these improved sales, and views the average ticket and units per transaction metrics simply as outcomes of these drivers. Therefore, in future filings, consistent with this approach we will quantify the extent to which changes in our lines of business impact changes in our net sales and remove references to these other metrics. The

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade and Services
January 29, 2024

following is an example of our intended future disclosure based on an illustrative revision of the actual disclosure on page 21 of our Form 10-K for the fiscal year ended January 28, 2023:

2022 compared to 2021

Net sales decreased $1.3 billion, or (7.1%), to $17.2 billion for 2022.

• The decrease was driven by Home, Footwear and Children’s which all underperformed the Company. Men's, Women's, and Accessories, which includes Sephora, outperformed the Company.

(Dollars in Millions)	2022	2021	Change
Women’s	$ 4,654	$ 4,927	-5.5%
Men’s	3,679	3,867	-4.9%
Home	2,791	3,344	-16.5%
Accessories	2,279	2,100	8.5%
Children’s	2,176	2,435	-10.6%
Footwear	1,582	1,798	-12.0%
Net Sales	$ 17,161	$ 18,471	-7.1%

• The decrease in net sales was driven by lower sales in both stores and digital.

• Digital sales decreased 7% for the year. Digital penetration represented 32% of net sales in 2022.

Free Cash Flow, page 28

2.	We note that your calculation of Free cash flows includes an adjustment for finance lease and financing obligation payments. Please revise the title of this measure to “Adjusted Free Cash Flow”. See Question 102.07 of the Staff’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Response

In future filings, we will revise the title of this measure to “Adjusted free cash flow.”

Key Financial Ratio Calculations, page 28

3.	We note that EBITDAR is a component used in the calculation of Adjusted debt to EBITDAR and Adjusted ROI. We also note disclosure that Adjusted EBITDAR is a useful non-GAAP measure that excludes items that are non-operating in nature and focuses on items that are key to your operating performance. Please tell us how you determined that rent is non-operating in nature and is not key to your operating performance. See Question

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade and Services
January 29, 2024

100.01 of the Staff's Compliance and Disclosure Interpretations (C&DI’s) on Non-GAAP Financial Measures. Please also see Question 103.02 of the C&DI’s with regard to the reconciliation of EBITDA(R).

Response

We acknowledge the Staff’s comment with respect to the application of Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. While we believe that Adjusted ROI based on EBITDAR is a useful measure by enabling an assessment of performance without regard to capital structure decisions and do not believe the adjustments for rent are misleading, taking into account a review of recent comment letters, in future filings, we will remove references to Adjusted ROI and Adjusted EBITDAR and will limit the use of EBITDAR to be a component in the calculation of adjusted debt to EBITDAR, reconcile EBITDAR to net income (in accordance with Question 103.02) and disclose that adjusted debt to EBITDAR is not a measure of financial performance. The following is an example of our intended future disclosure based on an illustrative revision of the actual disclosure in our Form 10-K for the fiscal year ended January 28, 2023:

Capital Structure Ratio

The following table shows our capital structure ratio (a non-GAAP financial measure):

	2022	2021
Adjusted debt to EBITDAR	4.92	2.33

Adjusted debt to EBITDAR is a non-GAAP financial measure which we define as our adjusted outstanding debt balance divided by EBITDAR. The increase in our adjusted debt to EBITDAR ratio is primarily due to the decline in net income from fiscal 2021 to fiscal 2022. Our current goal is to achieve a ratio that demonstrates our commitment to an investment grade rating and allows us to operate with an efficient capital structure for our size, growth plans, and industry. Adjusted debt to EBITDAR is not a measure of financial performance under GAAP and should be considered in addition to, and not as a substitute for, net earnings, debt or other GAAP financial measures. Our adjusted debt to EBITDAR calculation may not be comparable to similarly-titled measures reported by other companies. See the key financial ratio calculations section below for our adjusted debt to EBITDAR calculation.

Key Financial Ratio Calculations

The following table includes our adjusted debt to EBITDAR calculation:

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade and Services
January 29, 2024

(Dollars in Millions)	2022	2021
Finance lease and financing obligations	$2,880	$2,251
Borrowings under revolving credit facility	85	—
Long-term debt	1,912	1,910
Total debt	$4,877	$4,161
Operating leases	2,689	2,624
Total debt (including operating leases)	$7,566	$6,785
Less: Operating lease, finance lease, and financing obligation liabilities (a)	(5,569)	(4,875)
Add: Cash-based lease equivalent debt (a)	4,488	4,650
Adjusted debt	$6,485	$6,560
Net (loss) income	($19)	$938
(Benefit) provision for income taxes	(39)	281
Loss on extinguishment of debt	0	201
Interest expense, net	304	260
Depreciation and amortization	808	838
Rent expense	264	298
EBITDAR	$1,318	$2,816
Adjusted debt to EBITDAR	4.92	2.33

(a)	Lease obligations presented under US GAAP are replaced with eight times cash rent for operating leases, finance leases, and financial obligations. A summary of cash rent can be found in Note 3 of

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade and Services
January 29, 2024

the Consolidated Financial Statements. Management believes this normalizes for timing within the lease term and the impact of lease amendments triggered by our investment in the Sephora shop-in-shops.

Form 10-Q for Fiscal Quarter Ended October 28, 2023

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary, page 14

4.	We note that inventory decreased 13% from last year as a result of one of your key strategies to manage inventory and expenses with discipline. We also note that operating cash flow increased year over year due to strong inventory management in 2023. Please expand your disclosure to discuss the changes in inventory management and how they resulted in changes to your results of operations and liquidity.

Response

In future filings, we will expand our disclosure to discuss the changes in inventory management and how they resulted in changes to our results of operations and liquidity. The following is an example of our intended future disclosure based on an illustrative revision of the actual disclosure on pages 14 and 19 of our Form 10-Q for the fiscal quarter ended October 28, 2023:

Executive Summary

Kohl's is a leading omnichannel retailer operating 1,170 stores and a website (www.Kohls.com) as of October 28, 2023. Our Kohl's stores and website sell moderately-priced private and national brand apparel, footwear, accessories, beauty, and home products. Our Kohl's stores generally carry a consistent merchandise assortment with some differences attributable to local preferences and store size, as well as Sephora shops. Our website includes merchandise which is available in our stores, as well as merchandise that is available only online.

Key financial results for the quarter included:

•	Net sales decreased 5.2%, to $3.8 billion, with comparable sales down 5.5%.
•	Gross margin as a percentage of net sales was 38.9%, an increase of 158 basis points to last year.
•	Selling, general & administration ("SG&A") expenses increased 1.9%, to $1.4 billion. As a percentage of total revenue, SG&A expenses were 33.5%, an increase of 235 basis points to last year.
•	Operating income was $157 million compared to $200 million in the prior year. As a percentage of total revenue, operating income was 3.9%, a decrease of 82 basis points to last year.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade and Services
January 29, 2024

•	Net income was $59 million, or $0.53 per diluted share. This compares to net income of $97 million, or $0.82 per diluted share in the prior year.
•	Inventory was $4.2 billion, a decrease of 13% to last year, driven by managing receipts, down 9% year to date versus last year.
•	Operating cash flow was $151 million.

Operating Activities

Our operating cash outflows generally consist of payments to our employees for wages, salaries and other employee benefits, payments to our merchandise vendors for inventory (net of vendor allowances), payments to our shipping carriers, and payments to our landlords for rent. Operating cash outflows also include payments for income taxes and interest payments on our debt borrowings.

Operating activities generated $379 million of cash year to date 2023 compared to $425 million of cash used year to date 2022. Operating cash flow increased year over year due to strong inventory management in 2023 which resulted in managing receipts, down 9% year-to-date versus last year. We placed a lower percentage of our overall receipts in the early part of the buying cycle to allow for additional flexibility to chase receipts based on trending sales, establish a better flow of goods to our stores and maintain better in-stock positions, with the goal of minimizing the risk of future markdowns and out-of-stock positions.

Please do not hesitate to call me at (262) 703-2203 with any questions or further comments you may have regarding these filings or if you wish to discuss the above response.

Sincerely,

/s/ Jill Timm

Jill Timm
Chief Financial Officer

cc: Jennifer Kent, Chief Legal Officer and Corporate Secretary